Amendment



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 9 2010
DIVISION OF MARKET REGULATION

SI [barcode] MISSION

10032730

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A) CM

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citadel Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/10

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To Management of Citadel Securities LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Citadel Securities LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by Citadel Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., Chicago Board Options Exchange and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Citadel Securities LLC's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for Citadel Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   a. Agreed payments of $150 and $222,658 made on January 13, 2009 and July 30, 2009, respectively, to check #091864 and #093209 from Citadel Corporate Accounting, noting no differences.
   b. Agreed remaining $1,043,427 payment to check #094903 dated February 25, 2010 provided by Citadel Corporate Accounting, noting no differences.

2. Summed the Total Revenue amount reported on page 7 / line 12 of the unaudited Form X-17A-5 from each of the three quarterly Focus Reports of Citadel Securities LLC for the period April 1, 2009 through December 31, 2009 and compared this sum with the Total revenue amount of $887,719,969 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on item 2b line 3 of $188,423,354 to working papers from April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.
   b. Compared additions on item 2b line 6 of $134,507 to working papers from April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.
   c. Compared deductions on item 2c line 3 of $454,313,934 to the sum of page 7 Line 17 from each of the three quarterly Focus Reports of Citadel Securities LLC for the period April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.

c. Compared deductions on item 2c line 3 of $454,313,934 to the sum of page 7 Line 17 from each of the three quarterly Focus Reports of Citadel Securities LLC for the period April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.
d. Compared deductions on item 2c line 7 of $3,838,618 to working papers from April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.
e. Compared deductions on item 2c line 8 of $60,000,463 to working papers from April 1, 2009 through December 31, 2009 provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.
f. Compared deductions on item 2c line 9 (i) of $51,630,821 to the sum of page 7 Line 22 from each of the three quarterly Focus Reports of Citadel Securities LLC for the period April 1, 2009 through December 31, 2009 as provided by Omnium LLC - Financial Control Group (Citadel Securities LLC's administrative service provider), noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, item 2e of $506,493,994 and $1,266,235, respectively of the Form SIPC-7T, noting no differences.
   b. Recalculated the mathematical accuracy of the working papers supporting item 2b line 3 by subtracting amounts from the period January 1, 2009 through March 31, 2009 from the December 31, 2009 year-to-date balance, noting no differences.
   c. Recalculated the mathematical accuracy of the working papers supporting item 2b line 6 by subtracting amounts from the period January 1, 2009 through March 31, 2009 from the December 31, 2009 year-to-date balance, noting no differences.
   d. Recalculated the mathematical accuracy of the working papers supporting item 2c line 7 by subtracting amounts from the period January 1, 2009 through March 31, 2009 from the December 31, 2009 year-to-date balance, noting no differences.
   e. Recalculated the mathematical accuracy of the working papers supporting item 2c line 8 by subtracting amounts from the period January 1, 2009 through March 31, 2009 from the December 31, 2009 year-to-date balance, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management Citadel Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., Chicago Board of Options Exchange and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

RECEIVED 2010 MAR -9 PM 2:50 SEC / TM

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053574 CBOE DEC
CITADEL SECURITIES LLC 8*8
131 S DEARBORN ST 32ND FLR
C/O CITADEL LTD PARTNERSHIP
ATTN: MS. ERICA TARPEY
CHICAGO IL 60603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $1,266,235
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (222,808)
      7/31/09
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,043,427
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $1,043,427
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $1,043,427
   H. Overpayment carried forward $( )

SEC Mail
Mail Processing
Section
MAR 02 2010
Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Citadel Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Co-Chief Compliance Officer
(Title)

Dated the 24 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 887,719,969

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — 188,423,354

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 134,507

(7) Net loss from securities in investment accounts. — ______

Total additions — 188,557,861

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — (454,313,934)

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — (3,838,618)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ — (60,000,463)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ (51,630,821)

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — (51,630,821)

Total deductions — (569,283,836)

2d. SIPC Net Operating Revenues — $ 506,493,994

2e. General Assessment @ .0025 — $ 1,266,235

(to page 1 but not less than $150 minimum)